Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 20 votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or provided for in our Memorandum and Articles of Association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing two of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol JD.

This announcement is for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities nor is it calculated to invite any such offer or invitation. In particular, this announcement does not constitute and is not an offer to sell or an invitation or a solicitation of any offer to buy or subscribe for any securities in Hong Kong, the United States of America or elsewhere.

JD.com, Inc. has not intended and does not intend to register any securities referred to in this announcement under the United States Securities Act of 1933, as amended (the “US Securities Act”) and such securities may not be offered or sold in the United States of America absent registration under the US Securities Act or an applicable exemption from the registration requirements under the US Securities Act or any applicable state securities laws of the United States of America. Any public offering of securities in the United States of America will be made by means of a prospectus or offering memorandum that may be obtained from the issuer or selling security holder and that would contain detailed information regarding the issuer and its management, as well as financial statements. JD.com, Inc. does not intend to register any part of the offering in the United States of America or to conduct a public offering of securities in the United States of America.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9618)

PROPOSED SPIN-OFF AND SEPARATE LISTING OF

JD LOGISTICS, INC.

ON THE MAIN BOARD OF

THE STOCK EXCHANGE OF HONG KONG LIMITED

POST HEARING INFORMATION PACK

The Board is pleased to announce that it was informed by JD Logistics that in connection with the Proposed Spin-off, JD Logistics has submitted the PHIP to the Hong Kong Stock Exchange for publication on the Hong Kong Stock Exchange’s website. The PHIP is now available for viewing and downloading from the Hong Kong Stock Exchange’s website at www.hkexnews.hk.

The Proposed Spin-off is subject to, among other things, the obtaining of an approval from the Listing Committee of the Hong Kong Stock Exchange for listing of, and permission to deal in, the JD Logistics Shares, and the final decisions of the Board and of the board of directors of JD Logistics. Shareholders and potential investors of the Company should be aware that there is no assurance that the Proposed Spin-off will take place or as to when it may take place. Shareholders and potential investors of the Company should therefore exercise caution when dealing in or investing in the securities of the Company.

INTRODUCTION

Reference is made to the announcement of the Company dated February 16, 2021 (the “Announcement”) in relation to the Proposed Spin-off. Unless otherwise defined, capitalised terms used in this announcement shall have the same meanings as those defined in the Announcement.

POST HEARING INFORMATION PACK

The Board is pleased to announce that it was informed by JD Logistics that in connection with the Proposed Spin-off, JD Logistics has submitted the post hearing information pack (the “PHIP”) to the Hong Kong Stock Exchange for publication on the Hong Kong Stock Exchange’s website. The PHIP is now available for viewing and downloading from the Hong Kong Stock Exchange’s website at www.hkexnews.hk.

The PHIP contains, among others, certain business and financial information relating to JD Logistics and its subsidiaries and consolidated affiliated entities. Shareholders should note that the PHIP is in draft form and the information contained in the PHIP is incomplete and is subject to change which can be material. Shareholders are advised to refer to the Hong Kong Stock Exchange’s website at www.hkexnews.hk from time to time for any updated PHIP that may be published by JD Logistics if and when appropriate. The Company does not have any obligation or liability whatsoever in relation to the PHIP or any updated PHIP.

GENERAL

Details in respect of the Proposed Spin-off, including the structure and the expected timetable, have not yet been finalised. Further announcement(s) will be made by the Company in relation to the Proposed Spin-off as and when appropriate.

The Proposed Spin-off is subject to, among other things, the obtaining of an approval from the Listing Committee of the Hong Kong Stock Exchange for listing of, and permission to deal in, the JD Logistics Shares, and the final decisions of the Board and of the board of directors of JD Logistics. Shareholders and potential investors of the Company should be aware that there is no assurance that the Proposed Spin-off will take place or as to when it may take place. Shareholders and potential investors of the Company should therefore exercise caution when dealing in or investing in the securities of the Company.

By Order of the Board of Directors JD.com, Inc. Mr. Richard Qiangdong Liu Chairman of the Board of Directors and Chief Executive Officer

Hong Kong, May 2, 2021

As at the date of this announcement, our board of directors comprises Mr. Richard Qiangdong LIU as the chairman, Mr. Martin Chi Ping LAU as the director, Mr. Ming HUANG, Mr. Louis T. HSIEH, and Mr. Dingbo XU as the independent directors.

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